**Domestic Brands Inc.**
**Successor to Charles & Company**
**Statements of Changes in Shareholders' Equity**
**For the Years Ended December 31, 2019 and 2018**

**(Unaudited)**

| | Common Stock | | Capital in Excess of Par Value | Retained Earnings (Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance, December 31, 2017** | - | - | $ 10,000 | $ (8,137) | $ 1,863 |
| Owner distributions | | | | (24,000) | (24,000) |
| Share issuance to founders | 5,500,000 | 55 | 138 | | 193 |
| Net income | | | | 33,155 | 33,155 |
| **Balance, December 31, 2018** | 5,500,000 | 55 | 10,138 | 1,018 | 11,211 |
| Net owner contributions | | | 18,740 | | 18,740 |
| Net income | | | | 42,029 | 42,029 |
| **Balance, December 31, 2019** | 5,500,000 $ | 55 | $ 28,878 | $ 43,047 | $ 71,980 |